SPI ENERGY CO., LTD.

#1128, 11/F, No. 52 Hung To Road

Kwun Tong, Kowloon
Hong Kong S.A.R.

May 24, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	SPI Energy Co., Ltd. (the “Company”)
Registration Statement on Form F-3
File No. 333-253233

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00PM on May 26, 2021, or as soon thereafter as is practicable.

Please advise the undersigned at +1 408-919-8000 or via email at denton.peng@spigroups.com when the order permitting such Registration Statement to become effective is issued.

Very truly yours,

SPI Energy Co., Ltd.

By: /s/ Xiaofeng Peng
Name: Xiaofeng Peng
Title: Chief Executive Officer

cc:	David C. Fischer, Esq., Loeb & Loeb LLP (telephone (212) 407-4000)